Exhibit 99.1

Scotiabank reports strong third quarter earnings of $2.05 billion, or $1.44 billion excluding the gain from sale of the Scotia Plaza property in Toronto, and increased its quarterly dividend

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter July 31, 2012 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our Third Quarter 2012 Report to Shareholders and Supplementary Financial Information are available on the Investor Relations page of www.scotiabank.com.
Additional information relating to the Bank, including the Bank's Annual Information Form, can be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov. The Bank transitioned from Canadian GAAP to IFRS effective for interim and annual periods beginning the first quarter of fiscal 2012. Comparative periods in 2011 were also restated to reflect IFRS changes.

Third quarter financial measures:

•         Earnings per share (diluted) of $1.69

•         Net income of $2,051 million

•         Return on equity of  24.6%

•         Productivity ratio of 46.9%

•         Quarterly dividend increased by 2 cents to 57 cents per common share

TORONTO, Aug. 28, 2012 /CNW/ - Scotiabank reported third quarter net income of $2,051 million compared with net income of $1,303 million in the same period last year. Year over year, net income grew by 57%.

Diluted earnings per share were $1.69, compared to $1.10 in the same period a year ago, an increase of 54%. Return on equity was strong at 24.6%. Large notable items this quarter included an after-tax gain on the sale of Scotia Plaza in Toronto, Canada of $614 million or 53 cents per share, and an increase in the collective allowance for credit losses on performing loans of $100 million, representing 6 cents per share after tax. A dividend of 57 cents per common share was announced, an increase of 2 cents per share.

"We had record net income this quarter, with our business lines continuing to show good, diversified and sustainable growth and high profitability, coupled with the gain from the sale of Scotia Plaza in Toronto," said Rick Waugh, Scotiabank President and CEO. "This performance is supported by our strong balance sheet, capital ratios and provisions.

"With net income of $521 million, Canadian Banking had a very strong quarter with very good volume growth, disciplined expense control and lower provisions. There was also good revenue growth in both cards and payments with strong new credit card and chequing account originations across all channels, and strong small business and commercial deposit growth. As well, Canadian Banking continued to make solid contributions to Global Wealth Management for mutual funds sold through the branch network.

"International Banking also continued its strong contribution to earnings with net income of $442 million. Solid growth in retail and commercial businesses across Latin America and Asia combined with earnings from acquisitions, mostly in Colombia, drove these results.

"Global Wealth Management results this quarter were solid, earning $284 million in financial markets that remain challenging. There was strong growth in both insurance and wealth earnings, partly offset by higher taxes.

"Global Banking and Markets had an excellent quarter, reporting net income of $398 million. Results were strong across the diversified client driven platform, particularly in the fixed income and equities businesses.

"Due to weakening economic forecasts and continuing global uncertainty, the Bank increased its allowance for credit losses on performing loans this quarter, resulting in a coverage ratio among the highest of our peers. Notwithstanding, the Bank's credit portfolios are currently performing as expected, a reflection of our proven risk management discipline.

"Our capital position remains strong by international standards with a Tier 1 capital ratio of 12.6% and a tangible common equity ratio of 10.2%. Furthermore, at July 31, our common equity tier 1 ratio under Basel III was within our objective of 7% - 7.5%.

"We anticipate achieving our 2012 financial goals, as outlined in our guidance at the beginning of the year and are well positioned for next year. Accordingly, we have again increased our dividend, at the same time as retaining substantial sustainable earnings to finance our anticipated growth."

YEAR-TO-DATE PERFORMANCE versus key 2012 financial and operational objectives was as follows, (2012 year-to-date performance excluding real estate gains is reflected in parentheses):

TARGETS

1. Earn a return on equity (ROE) (1) of 15 to 18%. For the nine months, Scotiabank earned an ROE of 21.1% (18.0%).

2. Generate growth in earnings per common share (diluted) of 5 to 10% (2). Our year-over-year growth in earnings per share was 23% (4%).

3. Maintain a productivity ratio (1) of less than 58%. Scotiabank's ratio was 51.1% (54.1%).

4. Maintain strong capital ratios. With a Tier 1 ratio of 12.6% and a TCE ratio of 10.2%, Scotiabank's capital ratio remains strong.

(1)	Refer below for a discussion of non-IFRS measures.
(2)	Excluding $286 million of acquisition-related gains reported in the second quarter of 2011.

Financial Highlights(1)
	As at and for the three months ended			For the nine months ended
(Unaudited)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Operating results ($ millions)
Net interest income	2,567	2,481	2,296	7,423	6,685
Net interest income (TEB(2))	2,572	2,484	2,302	7,436	6,701
Non-interest revenue	2,945	2,223	2,002	7,414	6,400
Non-interest revenue (TEB(2))	3,017	2,289	2,069	7,615	6,597
Total revenue	5,512	4,704	4,298	14,837	13,085
Total revenue (TEB(2))	5,589	4,773	4,371	15,051	13,298
Provision for credit losses	402	264	250	931	795
Operating expenses	2,618	2,565	2,348	7,690	6,992
Provision for income taxes	441	415	397	1,269	1,125
Provision for income taxes (TEB(2))	518	484	470	1,483	1,338
Net income	2,051	1,460	1,303	4,947	4,173
Net income attributable to common shareholders	1,946	1,336	1,209	4,625	3,894
Operating performance
Basic earnings per share ($)	1.70	1.18	1.12	4.12	3.65
Diluted earnings per share ($)	1.69	1.15	1.10	4.05	3.56
Adjusted diluted earnings per share(2) ($)	1.72	1.18	1.12	4.12	3.62
Return on equity(2) (%)	24.6	18.6	19.1	21.1	21.7
Productivity ratio (%) (TEB(2))	46.9	53.7	53.7	51.1	52.6
Core banking margin (%) (TEB(2))	2.33	2.37	2.31	2.32	2.34
Banking margin on average total assets (%) (TEB(2))	2.11	2.14	2.09	2.09	2.14
Financial position information ($ millions)
Cash and deposits with banks	62,438	67,622	48,706
Trading assets	93,797	94,214	87,070
Loans	356,558	345,066	318,118
Total assets	669,970	659,690	587,597
Deposits	461,022	460,907	415,172
Common equity	32,414	30,566	25,605
Preferred shares	4,384	4,384	4,384
Assets under administration	315,403	318,201	302,545
Assets under management	108,680	108,661	104,572

Capital measures(1)
Tier 1 capital ratio (%)	12.6	12.2	12.3
Total capital ratio (%)	14.4	14.0	14.1
Tangible common equity to risk-weighted assets(2) (%)	10.2	9.4	9.6
Assets-to-capital multiple	17.2	17.5	17.0
Risk-weighted assets ($ millions)	252,399	252,862	224,773

Credit quality
Net impaired loans ($ millions)	2,019	2,021	2,138
Allowance for credit losses ($ millions)	2,862	2,713	2,677
Net impaired loans as a % of loans and acceptances	0.55	0.57	0.66
Provisions for credit losses as a % of average loans and acceptances (annualized)	0.44	0.30	0.32	0.35	0.34
Common share information
Share price ($)
High	54.89	57.18	59.73	57.18	61.28
Low	50.25	50.22	53.77	47.54	52.11
Close	52.35	54.80	54.18
Shares outstanding (millions)
Average - Basic	1,142	1,134	1,082	1,122	1,068
Average - Diluted	1,160	1,168	1,115	1,151	1,104
End of period	1,146	1,141	1,085
Dividends per share ($)	0.55	0.55	0.52	1.62	1.53
Dividend yield(3) (%)	4.2	4.1	3.7	4.1	3.6
Market capitalization ($ millions)	59,988	62,545	58,799
Book value per common share ($)	28.29	26.78	23.59
Market value to book value multiple	1.9	2.0	2.3
Price to earnings multiple (trailing 4 quarters)	10.3	12.1	11.7

Other information
Employees	81,281	80,932	74,902
Branches and offices	3,115	3,115	2,910

(1)	The Bank has adopted IFRS effective November 1, 2011. All comparative amounts except for capital measures reflect the adoption of IFRS. Capital measures have not been restated for IFRS as they represent the actual amounts in that period for regulatory purposes.
(2)	Refer to below for a discussion of non-GAAP measures.
(3)	Based on the average of the high and low common share price for the period.

Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the United States Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as "believe", "expect", "anticipate", "intent", "estimate", "plan", "may increase", "may fluctuate", and similar expressions of future or conditional verbs, such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing.

A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 63 of the Bank's 2011 Annual Report.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

Notable Business Highlights

Recent initiatives

•         Scotiabank Peru is the first bank in Peru to launch Mobile Wallet (Billetera Movil), a simple way for people and businesses to access the financial system and promote financial inclusion.

•         Scotiabank customers now have access to more than 470 additional fee-free ABMs at Canadian-based 7-Eleven stores in Ontario, Manitoba, Saskatchewan, Alberta and British Columbia. This expansion boosts the Bank's ABM network in Canada to 3,486, an increase of over 14%.

Recognized for success

•         Scotia iTRADE is the new leader in Canadian online discount brokerage services as recognized by Surviscor Inc's Q3-2012 Online Discount Brokerage scorCard.

•         Scotiabank has won Global Finance's Best Corporate Internet Bank in North America 2012 in the following sub-categories: Best Online Cash Management & Best Trade Finance Services for Global Transaction Banking.

•         Global Finance also recognized Scotiabank as the 2012 "Best Consumer Internet Bank" in Canada and 19 countries, and "Best Corporate/Institutional Internet Bank" in 15 countries. In addition, the Bank won multiple Canadian honours in subcategories for excellence in online presence.

•         Contact Centre World awarded the Gold Medal and #1 ranking to Scotiabank's Jamaica Contact Centre for the best mid-sized Contact Centre in the Americas.

Serving customers

•         Leadership of the International Banking Consumer Micro Finance (CMF) segment was centralized in a specialized Peru-based hub. The CMF segment in International Banking has grown significantly over the past four years to over $3 billion in assets.

•         Global Banking and Markets (GBM) completed the financing of the €3.2 billion acquisition of Open Grid Europe - Vier Gas Transport - Germany's main gas transmission network. The company was acquired by a consortium consisting of: Macquarie's European Infrastructure Fund (MEIF4) together with British Columbia Investment Management Corporation, Infinity Investments S.A., and MEAG. Scotiabank was involved in this landmark infrastructure transaction in several roles across our GBM product offering: Mandated Lead Arranger, guaranteed Bond Bookrunner, and Hedging provider.

•         Global Banking and Markets acted as Mandated Lead Arranger on a 5-year US$547 million financing for Mexican Company Grupo R's La Muralla IV drilling rig project in the Gulf of Mexico. The Bank also acted as Hedge Provider for this project with a 5-year interest rate swap.

Scotiabank's Bright Future Program in Action

•         Scotiabank made a donation to support the launch of Catalyst in Mexico. This is an investment in Catalyst's global operation which aims to expand opportunities for women and business.

•         Scotiabank, through its Canadian Eco Living Program, launched a Home Energy Savings Calculator - a free online tool that gives users a customized water and energy savings plan based on unique details of their home.

Non-GAAP Measures
The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with International Financial Reporting Standards (IFRS), are not defined by IFRS and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)
AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank's statement of financial position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)
AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank's consolidated statement of financial position. Some AUM are also administered assets and are therefore included in assets under administration, under these circumstances.

Adjusted diluted earnings per share
The adjusted diluted earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash, after-tax amortization of intangible assets.

Economic equity and return on economic equity
For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. Return on economic equity for the business segments is calculated as a ratio of Adjusted Net Income of the business segment and the economic equity attributed. Adjusted Net Income is net income attributable to common shareholders adjusted for the incremental cost of non-common equity capital instruments.

Core banking margin (TEB)
This ratio represents net interest income (on a taxable equivalent basis) on average earning assets excluding bankers acceptances and total average assets relating to the Global Capital markets business within Global Banking and Markets. This is consistent with the fact that net interest income from trading operations is recorded in revenues from trading operations included in other operating income.

Banking margin on average total assets (TEB)
The banking margin represents net interest income (on a taxable equivalent basis) on average total assets excluding average total assets relating to Global Capital markets business within Global Banking and Markets.

Operating leverage (TEB)
The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in operating expenses.

Productivity ratio (TEB)
Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB).

Return on equity
Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders' equity. The Bank calculates its return on equity using average common shareholders' equity.

Tangible common equity to risk-weighted assets
Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total common equity plus non-controlling interests in subsidiaries, less goodwill and unamortized intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets. Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions Canada.

Taxable equivalent basis
The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and other operating revenue arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's methodology. For purposes of segmented reporting, a segment's revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, other operating income, total revenue, and provision for income taxes are presented below:

	For the three months ended			For the nine months ended
TEB Gross up ($ millions)	July 31 2012	April 30 2012	July 31 2011	July 31 2012	July 31 2011
Net interest income	$5	$3	$6	$13	$16
Other operating income	72	66	67	201	197
Total revenue and provision for income taxes	$77	$69	$73	$214	$213

Group Financial Performance

Financial results

Scotiabank's net income for the third quarter was $2,051 million compared to $1,303 million in the same period last year and $1,460 million last quarter. Large notable items this quarter included an after-tax gain on the sale of real estate in Toronto (Scotia Plaza) of $614 million and an increase in the collective allowance for credit losses on performing loans of $100 million, or $74 million net of taxes.

Diluted earnings per share were $1.69, compared to $1.10 in the same period a year ago and $1.15 last quarter.

Return on equity was strong at 24.6%, compared to 19.1% last year and 18.6% last quarter.

Impact of foreign currency translation
The table below reflects the impact of foreign currency translation on the year-over-year and quarter-over-quarter change in key income statement items. The impact of foreign currency translation was not significant quarter over quarter or year over year.

($ millions except per share amounts)	For the three months ended		For the nine months ended
	Jul. 31, 2012 vs. Jul. 31, 2011	Jul. 31, 2012 vs. Apr. 30, 2012	Jul. 31, 2012 vs. Jul. 31, 2011
U.S./Canadian dollar exchange rate (average)
July 31, 2012	$1.017	$1.017	$1.011
April 30, 2012		$0.994
July 31, 2011	$0.968		$0.982
% change	5%	2%	3%
Impact on income:
Net interest income	$14	$10	$18
Net fee and commission revenues	6	5	6
Other operating income	3	2	8
Operating expenses	(4)	(3)	4
Other items (net of tax)	(3)	(2)	(7)
Net income	$16	$12	$29
Earnings per share (diluted)	$0.01	$0.01	$0.03
Impact by business line:
Canadian Banking	$3	$1	$3
International Banking	8	7	8
Global Wealth Management	4	2	5
Global Banking and Markets	2	2	7
Other	$(1)	$-	$6

Q3 2012 vs Q3 2011

Net income
Scotiabank's net income was $2,051 million in the third quarter, an increase of $748 million or 57% from $1,303 million in the same period last year. The year-over-year growth included two large notable items: an after-tax gain on the sale of real estate of $614 million and an increase in the collective allowance for credit losses on performing loans of $100 million, or $74 million, net of taxes. The remaining growth of $208 million or 16% was driven by solid organic growth and increased contributions from recent acquisitions, which resulted in greater net interest income and fee revenues. Strong trading revenues also contributed to the growth. These increases were partially offset by higher operating expenses, lower net gains on investment securities, and higher provisions for credit losses.

Total revenue
Total revenue (on a taxable equivalent basis) was $5,589 million this quarter, up $1,218 million or 28% from the same period last year. A substantial portion of the increase was due to the real estate gain. The remaining increase of $491 million or 11% was partly from acquisitions, which contributed $274 million. As well, there was higher net interest income from asset growth, stronger trading revenues, and increased lending fees. These were partly offset by lower net gains on investment securities.

Net interest income
Net interest income (on a taxable equivalent basis) was $2,572 million, up $270 million or 12% over the same quarter last year. Acquisitions contributed $198 million to this growth. The underlying increase was due mainly to asset growth in residential mortgages, consumer auto and commercial lending in Canada as well as diversified loan growth in International Banking. An increase in the core banking margin also contributed to the higher net interest income.

The Bank's core banking margin was 2.33%, compared to 2.31% last year. The increase in the margin was primarily from the acquisitions in Colombia and Uruguay and higher margins in Asia and Peru. This was partly offset by the higher level of low-yielding deposits with banks, and lower margins in Canadian Banking and Mexico.

Net fee and commission revenues
Net fee and commission revenues of $1,563 million were up $96 million or 7% from the same period last year. The growth was attributable primarily to an increase in banking fees from credit cards and deposit services in both the existing businesses and from recent acquisitions. Non-trading foreign exchange revenues were also up. Partially offsetting these increases were lower underwriting and advisory fees, and reduced brokerage revenues.

Other operating income
Other operating income (on a taxable equivalent basis) was $1,454 million, up $852 million or 142% from the same period last year, due substantially to the real estate gain of $727 million. The remaining growth was attributed mainly to strong capital markets revenues in the fixed income, commodities and precious metals businesses. There was also higher insurance underwriting income. This quarter also benefitted from a gain on the disposition of a non-strategic leasing business. Partly offsetting the increases were lower net gains on investment securities.

Provision for credit losses
The provision for credit losses was $402 million this quarter, up $152 million from the same period last year. The year-over-year increase was due primarily to an increase of $100 million in the collective allowance on performing loans. There were higher provisions in International Banking and Global Banking and Markets, partially offset by lower provisions in the Canadian commercial portfolio.

Operating expenses and productivity
Operating expenses of $2,618 million were $270 million or 11% above last year. Acquisitions accounted for $138 million of the growth. The remaining increase was in remuneration expenses that reflected higher year-over-year staffing levels and merit increases, as well as growth in performance-based compensation in line with a stronger operating performance. The increases in other expense categories reflected the Bank's growth initiatives.

The Bank's productivity ratio was 46.9% this quarter, compared to 53.7% for the same period last year. Excluding the real estate gain this quarter, the productivity ratio was 53.9%, while the year-over-year operating leverage was a slight negative 0.3%.

Taxes
The effective tax rate for this quarter was 17.7% compared to 23.3% in the same quarter last year. This decrease was due primarily to lower taxes on the real estate gain, a decline in the statutory tax rate in Canada, lower non-deductible expenses and a recovery in a foreign subsidiary.

Q3 2012 vs Q2 2012

Net income
Net income of $2,051 million was up $591 million or 40% from last quarter's $1,460 million. Adjusting for the real estate gain on the sale of Scotia Plaza and the increase in the collective allowance for credit losses on performing loans, the remaining growth was $51 million or 4% quarter-over-quarter. This growth arose from higher net interest income, contributions from recent acquisitions, stronger transaction-based fees, solid trading revenues, and the impact of a lower effective income tax rate. These items were partly offset by lower net gains on investment securities and a reduction in brokerage fees and underwriting revenues.

Total revenue
Total revenue (on a taxable equivalent basis) of $5,589 million was up $816 million or 17% from last quarter's $4,773 million, mostly due to the real estate gain. The remaining 2% growth was driven by solid net interest income from two additional days in the quarter, higher transaction-based fees and stronger trading revenues. These increases were partly offset by lower brokerage and underwriting fees, driven by weaker equity markets, and a decline in net gains on investment securities.

Net interest income
Net interest income (on a taxable equivalent basis) grew to $2,572 million from $2,484 million last quarter. The quarter-over-quarter increase was attributable to asset growth, with increases in residential mortgages, personal lending and business and government loans and two additional days in the quarter. These increases were partly offset by a decline in the core banking margin to 2.33% from 2.37% last quarter.

The quarter-over-quarter decline in the core banking margin was due to higher volumes of low-yielding deposits with banks, a slight reduction in the margin in several international regions and in Canadian Banking.

Net fee and commission revenues
Compared to the previous quarter, net fee and commission revenue of $1,563 million was down $14 million or 1%. The increase in transaction-based banking fees due to two additional days was more than offset by lower brokerage and investment banking revenues.

Other operating income
Compared to the previous quarter, other operating income (on a taxable equivalent basis) of $1,454 million was up $742 million or 104%, primarily from the real estate gain of $727 million. Also contributing, were higher trading revenues in the fixed income business, together with the gain on sale of a leasing business. Partially offsetting this growth was a decline in net gains on investment securities and lower income from associated corporations.

Provision for credit losses
The provision for credit losses was $402 million this quarter, up $138 million from the prior quarter. The quarter-over-quarter increase in provisions was due primarily to an increase of $100 million in the collective allowance on performing loans, and higher provisions in International Banking and Global Banking and Markets.

Operating expenses and productivity
Operating expenses of $2,618 million were $53 million higher than last quarter. The increase was due primarily to remuneration-related expenses reflecting two additional days in the quarter and higher stock-based compensation in line with business performance.

The productivity ratio was 46.9% this quarter, or 53.9% adjusted for the real estate gains, compared to 53.7% last quarter.

Taxes
The effective tax rate for this quarter was 17.7% compared to 22.2% in the prior quarter. This decrease was due primarily to lower taxes on the gain on sale of Scotia Plaza, lower non-deductible expenses and a tax recovery in a foreign subsidiary.

Year-to-date Q3 2012 vs Year-to-date Q3 2011

Net income
Net income for the nine months was $4,947 million, up $774 million or 19% for the same period last year. The current period included real estate gains of $708 million and an increase in the collective allowance on performing loans of $74 million after tax, while last year's results benefitted from a non-recurring acquisition-related gain of $286 million and foreign exchange gains of $98 million. Adjusting for these items, net income was up $524 million, or 14%, due primarily to contributions from acquisitions, growth in net interest income, higher insurance and wealth management revenues, stronger trading results and increased transaction-based banking fees. These items were partly offset by higher operating expenses and lower net gains on investment securities.

Total revenue
For the nine-months, total revenue (on a taxable equivalent basis) of $15,051 million was up $1,753 million or 13% from the same period last year, partly from the real estate gains in the current year partially offset by the non-recurring gains last year. Acquisitions accounted for $795 million of the growth. The remaining increases were due mainly to strong interest income from asset growth, higher transaction-based fees and increased wealth management revenues. There were also stronger capital markets revenues across all businesses, as well as higher insurance underwriting income. These items were partly offset by lower net gains on investment securities.

Net interest income
Year-to-date net interest income (on a taxable equivalent basis) was $7,436 million, up $735 million or 11% from the same period last year. This increase was attributable to growth in Canadian residential mortgages and diversified loan growth in International Banking, including the contribution of recent acquisitions in Colombia and Uruguay. These increases were partly offset by a slightly lower core banking margin.

The year-to-date core banking margin of 2.32% declined two basis points from the same period last year due mainly to growth in low-spread deposits with banks and a lower Canadian Banking margin. These factors were partly offset by the higher margin assets from the acquisition in Colombia.

Net fee and commission revenues
Compared to the same period last year, net fee and commission revenues of $4,640 million were up $402 million or 9%. Banking fees increased significantly reflecting higher credit card and other transaction-based revenues and increased lending fees from existing operations and acquisitions. Wealth management revenues were also up, from both acquisitions and expansion of existing businesses. These increases were partly offset by lower underwriting fees.

Other operating income
For the nine-month period, other operating income (on a taxable equivalent basis) was $2,975 million, an increase of $616 million or 26% from the same period last year, due primarily to the real estate gains in the current year, partly offset by non-recurring gains in the prior year. Also contributing to the increase were strong capital markets results across all businesses and higher insurance underwriting income. These increases were partly offset by lower net gains on investment securities.

Provision for credit losses
For the nine-month period, total provisions for credit losses were $931 million, up $136 million from $795 million during the same period last year. The prior year included a reduction in the collective allowance on performing loans of $30 million compared to an increase of $100 million this year. In addition, there were higher provisions in the International Banking and Global Banking and Markets portfolios, offset by decreases in Canadian Banking portfolios.

Operating expenses and productivity
For the nine-month period, operating expenses were $7,690 million, up $698 million or 10% from $6,992 million last year. Recent acquisitions accounted for $468 million of the increase. The remaining growth of $230 million, or 3% was due mainly to higher remuneration-related expenses as a result of increased staffing levels, annual merit increases and higher performance-based compensation. Pension and benefits expenses were up this year, as the prior year included a $35 million benefit from the final wind-up and settlement of a subsidiary's pension plan. These increases were partly offset by lower stock-based compensation. The remaining growth across the expense categories was to support ongoing growth initiatives.

The year-to-date productivity ratio was 51.1% compared to 52.6% for the same period last year. Operating leverage year over year was positive 3.2%. Adjusting for the real estate gains this year and non-recurring acquisition gain and foreign currency translation gains last year, the productivity ratio was 54.1% and the year-over-year operating leverage ratio was positive 0.4%.

Taxes
The year-to-date effective tax rate was 20.4%, compared to 21.2% for the same period last year. This decrease was due mainly to a reduction in the statutory tax rate in Canada and lower taxes on the gains on the sale of real estate assets. There were also lower taxes in foreign subsidiaries and a decline in non-deductible expenses. Partly offsetting these reductions was lower tax-exempt dividend income. Last year's tax rate also benefitted from the non-recurring non-taxable acquisition-related gains.

Financial position

The Bank's total assets at July 31, 2012 were $670 billion, up $76 billion or 13% from October 31, 2011. The impact of foreign currency translation was not significant.

Cash and deposits with banks grew by $17 billion, due mainly to increases in interest bearing deposits with central banks in the United States and the United Kingdom.

Securities purchased under resale agreements increased by $12 billion.

Trading assets rose $18 billion from October 31, 2011, primarily in trading securities which were up $19 billion from higher holdings of Canadian and United States government debt and equities.

As at July 31, 2012, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $823 million, an increase of $87 million from October 31, 2011.

Loans increased $29 billion or 9% from October 31, 2011. Business and government loans rose $15 billion due mainly to growth in Latin America, including the acquisition of Banco Colpatria in Colombia, and growth in Global Banking and Markets, mainly in the United States. In retail lending, residential mortgages increased $10 billion due primarily to growth in Canada. Personal and credit card loans rose $4 billion due mainly to Banco Colpatria and growth in Canada.

Total liabilities were $631 billion as at July 31, 2012, up $69 billion or 12% from October 31, 2011.

Total deposits increased by $40 billion. Personal deposits grew by $5 billion primarily from growth in high interest deposits in Canada and the acquisition of Banco Colpatria. Business and government deposits increased $28 billion mainly in the United States and from the inclusion of Banco Colpatria. Deposits by banks increased $7 billion in the United States and Asia.

Obligations related to securities sold under repurchase agreements and obligations related to securities sold short grew by $24 billion and $5 billion, respectively. Derivative instrument liabilities decreased $2 billion, which was similar to the decrease in derivative instrument assets.

Total equity increased $6,246 million from October 31, 2011. This increase was driven by internal capital generation of $2,832 million, the issuance of common shares of $2,827 million including a public offering of $1,628 million, $518 million for the purchase of Banco Colpatria, as well as $669 million through the Dividend Reinvestment Plan and the exercise of options.

The accumulated other comprehensive loss decreased $356 million due to improvements in unrealized foreign exchange losses on the Bank's investments in its foreign operations, lower unrealized losses on cash flow hedges and higher unrealized gains on available-for-sale securities.

Non-controlling interests in subsidiaries increased $292 million due primarily to the acquisition of Banco Colpatria.

Capital ratios

Bank regulatory capital consists of two components - Tier 1 capital, which is more permanent, and Tier 2 capital, as follows:

		As at
($ millions)	July 31 2012	April 30 2012	Canadian GAAP(1) October 31 2011
Tier 1 capital	$31,874	$30,974	$28,489
Tier 2 capital	$4,584	$4,446	$4,044
Total regulatory capital	$36,458	$35,420	$32,533
Total risk-weighted assets	$252,399	$252,862	$233,970
Capital ratios
Tier 1 capital ratio	12.6%	12.2%	12.2%
Total capital ratio	14.4%	14.0%	13.9%
Assets-to-capital multiple	17.2x	17.5x	16.6x

(1)	The October 31, 2011 ratios have not been restated as they represent the actual ratios reported in that period for regulatory purposes.

The Bank continues to maintain a strong capital position. The Tier 1 and Total capital ratios as at July 31, 2012 were 12.6% and 14.4%, respectively, up from 12.2% and 14.0% as at April 30, 2012.

Increases in the capital ratios this quarter were due to strong internal capital generation including the gain from the sale of Scotia Plaza, partly offset by the Bank's redemption of $750 million of capital instruments - trust securities, and the continued phase-in of the transition to IFRS for regulatory capital purposes.

The tangible common equity ratio as at July 31, 2012 was significantly higher at 10.2%, up from 9.4% as at April 30, 2012, due to the strong internal capital generation.

Business Segment Review

Scotiabank's results, average assets, and average liabilities, allocated by these operating segments, are as follows:

	For the three months ended July 31, 2012
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (2)	Total
Net interest income	$1,197	$1,175	$128	$202	$(135)	$2,567
Net fee and commission revenues	375	320	610	289	(31)	1,563
Net income from investments in associated corporations	5	104	50	-	(48)	111
Other operating income	43	93	98	419	618	1,271
Provision for credit losses	118	168	1	15	100	402
Operating expenses	793	937	509	374	5	2,618
Provision for income taxes	188	145	92	123	(107)	441
Net income	$521	$442	$284	$398	$406	$2,051
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	1	50	6	1	-	58
Capital instrument equity holders	-	-	-	-	(8)	(8)
Net income attributable to equity holders of the Bank	$520	$392	$278	$397	$414	$2,001
Average assets ($ billions)	$227	$112	$14	$227	$95	$675
Average liabilities ($ billions)	$152	$72	$16	$172	$225	$637

(1)	Refer above for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the three months ended July 31, 2012 ($77), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

	For the three months ended April 30, 2012
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (2)	Total
Net interest income	$1,156	$1,137	$126	$203	$(141)	$2,481
Net fee and commission revenues	361	336	627	330	(77)	1,577
Net income from investments in associated corporations	-	109	54	-	(43)	120
Other operating income	-	81	98	377	(30)	526
Provision for credit losses	120	145	-	(1)	-	264
Operating expenses	771	926	525	365	(22)	2,565
Provision for income taxes	165	144	82	159	(135)	415
Net income	$461	$448	$298	$387	$(134)	$1,460
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	-	49	7	-	-	56
Capital instrument equity holders	-	-	-	-	13	13
Net income attributable to equity holders of the Bank	$461	$399	$291	$387	$(147)	$1,391
Average assets ($ billions)	$222	$112	$13	$211	$89	$647
Average liabilities ($ billions)	$148	$71	$16	$153	$224	$612

(1)	Refer above for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the three months ended April 30, 2012 ($69), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

	For the three months ended July 31, 2011
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)(3)	Total
Net interest income	$1,160	$918	$111	$195	$(88)	$2,296
Net fee and commission revenues	360	263	601	301	(58)	1,467
Net income from investments in associated corporations	1	98	54	-	(41)	112
Other operating income	(4)	53	79	273	22	423
Provision for credit losses	146	126	-	8	(30)	250
Operating expenses	783	761	509	328	(33)	2,348
Provision for income taxes	162	102	76	129	(72)	397
Net income	$426	$343	$260	$304	$(30)	$1,303
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	1	17	6	-	-	24
Capital instrument holders	-	-	-	-	15	15
Net income attributable to equity holders of the Bank	$425	$326	$254	$304	$(45)	$1,264
Average assets ($ billions)	$212	$94	$13	$193	$87	$599
Average liabilities ($ billions)	$144	$60	$13	$146	$205	$568

(1)	Refer above for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the three months ended July 31, 2011 ($73) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	2011 amounts have been restated as in 2012 the Bank implemented changes in its methodology for certain business line allocations relating to fund transfer pricing, revenue and cost sharing agreements between Canadian and International Banking and Global Wealth Management, tax normalization, and Global Transaction Banking allocations. These changes were made in the first quarter of 2012 and the allocations did not have an impact on the Bank's consolidated results.

	For the nine months ended July 31, 2012
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (2)	Total
Net interest income	$3,527	$3,315	$377	$575	$(371)	$7,423
Net fee and commission revenues	1,101	947	1,823	908	(139)	4,640
Net income from investments in associated corporations	6	281	157	-	(120)	324
Other operating income	52	263	293	1,182	660	2,450
Provision for credit losses	374	437	1	19	100	931
Operating expenses	2,332	2,708	1,529	1,129	(8)	7,690
Provision for income taxes	523	380	250	421	(305)	1,269
Net income	$1,457	$1,281	$870	$1,096	$243	$4,947
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	2	117	19	1	-	139
Capital instrument holders	-	-	-	-	18	18
Net income attributable to equity holders of the Bank	$1,455	$1,164	$851	$1,095	$225	$4,790
Average assets ($ billions)	$222	$108	$13	$215	$95	$653
Average liabilities ($ billions)	$149	$69	$16	$162	$222	$618

(1)	Refer above for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the nine months ended July 31, 2012 ($214) and July 31, 2011 ($213), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

	For the nine months ended July 31, 2011
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)(3)	Total
Net interest income	$3,408	$2,638	$323	$575	$(259)	$6,685
Net fee and commission revenues	1,055	782	1,619	916	(134)	4,238
Net income from investments in associated corporations	5	278	164	-	(123)	324
Other operating income	11	256	493	980	98	1,838
Provision for credit losses	457	351	1	16	(30)	795
Operating expenses	2,287	2,218	1,387	1,112	(12)	6,992
Provision for income taxes	484	289	218	328	(194)	1,125
Net income	$1,251	$1,096	$993	$1,015	$(182)	$4,173
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	3	50	21	-	-	74
Capital instrument holders	-	-	-	-	44	44
Net income attributable to equity holders of the Bank	$1,248	$1,046	$972	$1,015	$(226)	$4,055
Average assets ($ billions)	$209	$91	$12	$188	$76	$576
Average liabilities ($ billions)	$142	$59	$13	$142	$190	$546

(1)	Refer above for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the nine months ended July 31, 2011 ($213), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	2011 amounts have been restated as in 2012 the Bank implemented changes in its methodology for certain business line allocations relating to fund transfer pricing, revenue and cost sharing agreements between Canadian and International Banking and Global Wealth Management, tax normalization, and Global Transaction Banking allocations. These changes were made in the first quarter and the allocations did not have an impact on the Bank's consolidated results.

Canadian Banking

Q3 2012 vs Q3 2011
Canadian Banking reported net income of $521 million, an increase of $95 million or 22% from the same period last year. This strong performance was driven by very good asset and deposit growth, and lower provisions for credit losses. There was also a $32 million after-tax gain on the sale of a nonstrategic leasing business. Return on economic equity increased to 41.7% from 36.0% last year.

Q3 2012 vs Q2 2012
Quarter over quarter, net income increased by $60 million or 13% due to strong asset and deposit growth, and the $32 million after-tax gain on the sale of the leasing business. Return on economic equity was 41.7% versus 38.3% last quarter.

International Banking

Q3 2012 vs Q3 2011
International Banking's net income in the third quarter was $442 million, an increase of $99 million or 29% over last year. The increase in net income was driven by strong broad-based asset and deposit growth and the contribution from acquisitions, particularly Banco Colpatria in Colombia. Return on economic equity was 11.7% versus 12.3% last year.

Q3 2012 vs Q2 2012
Net income fell modestly by $6 million or 1% from a strong second quarter, as rising provisions for credit losses, higher expenses and lower fee revenues offset growth in net interest and other operating income. Return on economic equity was 11.7% compared to 12.4% last quarter.

Global Wealth Management

Q3 2012 vs. Q3 2011
Global Wealth Management reported net income of $284 million this quarter, an increase of $24 million or 9% from the same quarter last year. In this quarter, the contribution from the investment in CI Financial was negatively impacted by a non-recurring $12 million deferred tax charge due to the Ontario Government tax rate freeze. Adjusting for this, net income increased by $36 million or 14% due to strong results driven by insurance revenues and higher assets under management and assets under administration notwithstanding the challenging financial markets. Return on equity was 14.1%, or 14.7% adjusting for the deferred tax charge, compared to 13% last year.

Q3 2012 vs. Q2 2012
Quarter over quarter, net income decreased by $14 million or 5% mostly due to the CI Financial deferred tax charge this quarter. Adjusting for this, net income declined by $2 million or 1% as lower brokerage and mutual fund revenues were partly offset by lower expenses.

Global Banking and Markets

Q3 2012 vs Q3 2011
Global Banking and Markets reported very strong net income of $398 million in the third quarter, one of the best results on record. This was an increase of $94 million or 31% compared to the prior year. The year-over-year increase in net income was due primarily to strong revenues across the diversified business platforms. Return on economic equity was 29.0% in this quarter compared to 22.1% in the same period last year.

Q3 2012 vs Q2 2012
Net income increased $11 million or 3% compared to the prior quarter. Revenues remained at last quarter's strong level. Modest increases in provisions for credit losses and expenses were more than offset by a recovery of taxes. Return on economic equity decreased slightly to 29.0% from 29.1%.

Other

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line. Due to the nature of activities and consolidated adjustments reported in the Other segment, the Bank believes that a comparative period analysis is not relevant.

Q3 2012
The net income of $406 million included the after-tax gain of $614 million on the sale of Scotia Plaza in Toronto and an increase in the collective allowance for credit losses on performing loans of $74 million after tax. Adjusting for these items, the Other segment had a net loss of $134 million which reflected the impact of asset / liability management activities, net losses of $11 million on investment securities, and a redemption cost of $17 million on a capital instrument liability which was fully offset in non-controlling interests.

Q2 2012
The net loss of $134 million reflected the impact of asset / liability management activities, an impairment loss of $25 million on investment securities, and a $18 million offset to revenues reported in the other operating segments related to the underwriting of the Bank's common share issuance during the quarter. The latter had no impact on the Bank's consolidated results.

Q3 2011
The net loss of $30 million reflected the impact of asset / liability management activities, offset in part by net gains of $54 million on investment securities and a $22 million reduction in the collective allowance for credit losses on performing loans.

SHAREHOLDER INFORMATION
Direct deposit service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan
Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2012
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date

January 3	January 27
April 3	April 26
July 3	July 27
October 2	October 29

Annual Meeting date for fiscal 2012
The Annual Meeting of Shareholders of the Bank for the fiscal year ending October 31, 2012, will be held in Halifax, Nova Scotia, on Tuesday, April 9, 2013.

Duplicated communication
If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast
The quarterly results conference call will take place on Tuesday, August 28, 2012, at 3:15 pm EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 644-3414 or 1-800-814-4859 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from August 29, 2012, to September 12, 2012, by calling (416) 640-1917 or 1-877-289-8525 and entering the identification code 4487933#. The archived audio webcast will be available on the Bank's website for three months.

Contact information
Investors:
Financial analysts, portfolio managers and other investors requiring financial information, please contact
Investor Relations, Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 775-0798
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

Media:
For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.
Telephone: (416) 933-1344
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com

Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021 U.S.A.
Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'étiquette d'adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability.

SOURCE: Scotiabank

%CIK: 0000009631

For further information:

Media:
For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.
Telephone: (416) 933-1344
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com

CO: Scotiabank

CNW 07:30e 28-AUG-12